Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirty-nine
weeks ended
February 28, 2010
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$929.8
Add (deduct):
Fixed charges	225.1
Distributed income of equity method investees	26.4
Capitalized interest	(8.7)

Earnings available for fixed charges (a)	$1,172.6

Fixed charges:
Interest expense	$184.3
Capitalized interest	8.7
One third of rental expense (1)	32.1

Total fixed charges (b)	$225.1

Ratio of earnings to fixed charges (a/b)	5.2

(1)	Considered to be representative of interest factor in rental expense.

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